Exhibit 99.1

Foresight Secures Follow-Up Order from Leading Japanese Vehicle Manufacturer

Foresight’s software will be evaluated for integration into the cameras and hardware currently installed in the manufacturer’s vehicles equipped with level 2 and level 3 autonomous driving features

Ness Ziona, Israel – July 12, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of an agreement for a follow-up paid software proof of concept (POC) project (“the software project”) with a leading Japanese vehicle manufacturer. The software project follows the successful completion of two POC projects, as reported by the company on February 5, 2024.

The vehicle manufacturer seeks to improve existing safety features in its vehicles already equipped with level 2 and level 3 autonomous driving features. Using its own designated cameras and hardware, the vehicle manufacturer intends to conduct a comprehensive evaluation of the software capabilities of ScaleCam™ to detect objects accurately and will assess the feasibility of rapid software integration. ScaleCam is Foresight’s 3D perception modular stereoscopic vision solution made up of two separate cameras.

Successful completion of the project may pave the way for a deeper collaboration with the vehicle manufacturer, potentially leading to the integration of Foresight’s technology into the vehicle manufacturer’s current and future mass-produced passenger vehicles.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the stated goals of the POC, that the vehicle manufacturer intends to conduct a comprehensive evaluation of the software capabilities of ScaleCam™ and that successful completion of the project may pave the way for a deeper collaboration with the vehicle manufacturer, potentially leading to the integration of its technology into the vehicle manufacturer’s current and future mass-produced passenger vehicles. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654